[redacted]

14041145

7/18/14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Universal Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 BOLIVIA ST. 6th FLOOR
(No. and Street)

SAN JUAN (City) PR (State) 00917 - 2011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE C. BENITEZ 787-706-7337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE, LLP
(Name – *if individual, state last, first, middle name*)

305 CHARDON AVE. SUITE 700 (Address) SAN JUAN (City) PR (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 14 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/17/14

5653

OATH OR AFFIRMATION

I, JOSE C. BENITEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIVERSAL FINANCIAL SERVICES. INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

51953-2013-1226-629021119
$5 Sello Asistencia Legal
$5.00
12/26/2013
9397

RECIBO

Universal Financial Services, Inc.

(A Wholly Owned Subsidiary of Universal Group, Inc.)
(SEC I.D. No. 8-66481)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2013, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Torre Chardon
350 Chardon Ave.
Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Universal Financial Services, Inc.:

We have audited the accompanying financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

As discussed in Notes 5 and 7 to the financial statements, the Company has significant transactions with its affiliates at terms and conditions arranged by management of the affiliated group. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedule

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 26, 2014

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS	$ 242,781
ACCOUNTS RECEIVABLE	121
DUE FROM AFFILIATES — Net	18,356
PREPAID EXPENSES AND OTHER ASSETS	7,545
TOTAL	$ 268,803

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 26,139
Income tax payable	19,338
Due to affiliates	342
Total liabilities	45,819
COMMITMENT (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value — authorized, 100,000 shares; issued and outstanding, 10,000 shares	100,000
Retained earnings	122,984
Total stockholder's equity	222,984
TOTAL	$ 268,803

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Investment advisory fees	$ 307,663
Commissions	125,197
Interest	320
Total revenues	433,180
EXPENSES:	
Administrative service fees	144,000
Commissions	70,518
Professional services	26,736
Brokerage fees	9,374
Occupancy	2,051
Other	16,948
Total expenses	269,627
INCOME BEFORE INCOME TAX EXPENSE	163,553
INCOME TAX EXPENSE — Current	43,931
NET INCOME	$ 119,622

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE — December 31, 2012	$ 100,000	$ 110,000	$ 143,362	$ 353,362
Net income			119,622	119,622
Dividends		(110,000)	(140,000)	(250,000)
BALANCE — December 31, 2013	$ 100,000	$ -	$ 122,984	$ 222,984

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 119,622
Reconciliation of net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable	1,174
Decrease in due from affiliates	1,500
Increase in prepaid expenses and other assets	(2,394)
Increase in income tax payable	10,629
Increase in accounts payable and accrued liabilities	1,757
Decrease in due to affiliates	(171)
Net cash provided by operating activities	132,117
CASH FLOWS FROM FINANCING ACTIVITIES —	
Dividends paid	(250,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(117,883)
CASH AND CASH EQUIVALENTS — Beginning of year	360,664
CASH AND CASH EQUIVALENTS — End of year	$ 242,781

See notes to financial statements.

1. REPORTING ENTITY

Universal Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Universal Group, Inc. (the "Parent Company"). The Company was created to assist Universal Life Insurance Company ("Universal Life"), an affiliated entity, in its efforts to issue variable annuities, which the Company offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(1) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses — Investment advisory fees are earned as services are provided and are determined on the basis of the daily net asset value of the underlying investments. Commission income and expense are recorded on a trade date basis as customers' securities transactions occur. Administrative and other expenses are recognized as incurred.

Cash and Cash Equivalents — Cash and cash equivalents as of December 31, 2013, include an overnight money market account and cash on hand and on deposit.

Allowance for Bad Debts — An allowance for bad debts is established to provide for probable losses inherent in receivables. The allowance for bad debts is established upon management's assessment of probabilities of collection of receivables. Increases in the allowance are charged to operations. Management has concluded that an allowance for bad debts was not necessary at December 31, 2013, as the risk of loss is not significant.

Income Taxes — The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the asset and liability method of accounting for income taxes. Under the asset and

liability method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

Subsequent Events — Management has evaluated subsequent events up to February 26, 2014, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2013, the Company's net capital, as defined, of $196,962 was $171,962 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .23 to 1.

4. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2013, consist of commissions' receivable amounting to $121.

5. RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with affiliated companies. The statement of financial condition as of December 31, 2013, includes a receivable from Universal Life of $18,356. Effective January 1, 2013, the Company entered into an administrative services agreement with Universal Life. During 2013, administrative service fees charged to the Company amounted to $144,000.

The Company entered into an agreement on March 1, 2007, as amended on October 15, 2012, with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2013, amounted to $307,663. Investment advisory fees due from Universal Life are included as part of the amount due from affiliates in the accompanying statement of financial condition.

The Company also entered into an agreement on March 1, 2007, with Universal Life to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2013, amounted to $116,798.

6. INCOME TAXES

The Company is only subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. On June 30, 2013, the Commonwealth of Puerto Rico enacted Act No. 40, which is applicable retroactive to taxable years commencing after December 31, 2012. Act No. 40 increased the maximum effective corporate income tax rate from 30% to 39% and the alternative minimum tax rate from 20% to 30%. Act No. 40 also established an additional tax of 1% of gross income, which is not deductible for purposes of computing net taxable income and is not part of the alternative minimum tax; however, the Company will be able to claim 0.5% of gross income as a credit against its regular tax or alternative minimum tax.

For the year ended December 31, 2013, the current provision for income taxes amounted to $43,931.

As of December 31, 2013, the Company concluded that there are no uncertain tax positions as such term is defined in FASB ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2009 to 2013, until the applicable statutes of limitations expire. Tax audits by their nature are complex and can require several years to complete.

7. COMMITMENT

At December 31, 2013, the Company has an obligation under a noncancelable office space lease with the Parent Company, which expires on October 31, 2014. The lease agreement may be automatically renewed for additional one-year periods. Future lease payments under the lease agreement amount to approximately $1,700 for 2013. The lease expense for the year ended December 31, 2013, was $2,051.

8. SIGNIFICANT CONCENTRATIONS OF RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Credit risk on this financial instrument is mitigated by depositing the funds with a federally insured financial institution.

* * * * * *

SUPPLEMENTAL SCHEDULE

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

Computation of Net Capital

Total stockholder's equity from statement of financial condition		$ 222,984
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		222,984
Add: Allowable subordinated liabilities		
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		222,984
Deductions and/or charges:		
Total nonallowable assets	$ 7,545	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	18,477	26,022
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		196,962
Haircuts on securities		-
Net capital		$ 196,962

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 3,055
Minimum dollar requirement	$ 25,000
Net capital requirement (greater of two amounts above)	$ 25,000
Net capital	$ 196,962
Excess net capital	$ 171,962
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$ 166,962

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 45,819
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 45,819
Ratio: Aggregate indebtedness to net capital	.23 to 1

Note: No material difference exists between the Computation of Net Capital above and the corresponding schedules in the Company's unaudited December 31, 2013, Form X-17A-5, Part II-A filing.

Schedule of Nonallowable Assets

Accounts receivable from affiliates	$ 18,356
Other unsecured receivables	121
Prepaid expenses and other assets	7,545
Total nonallowable assets	$ 26,022

Deloitte.

Deloitte & Touche LLP
Torre Chardon
350 Chardon Ave.
Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 26, 2014

Universal Financial Services, Inc.
PO Box 71338
San Juan, PR 00936-8438

In planning and performing our audit of the financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of and for the year ended December 31, 2013 (on which we issued our report dated February 14, 2014, and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP